Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

April 22, 2014

Ms. Stephanie D. Hui

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Incapital Unit Trust, Series 47

Prospect Income Finance Portfolio, Series 1

File Nos. 333-194140 and 811-22581

Dear Ms. Hui:

This letter is in response to your comments given in your letter dated March 28, 2014 regarding the registration statement on Form S-6 for Incapital Unit Trust, Series 47, filed on February 26, 2014 with the Securities and Exchange Commission (the “Commission”). The registration statement offers the Prospect Income Finance Portfolio, Series 1 (the “Trust”).

PROSPECTUS

Selection of Portfolio Securities (p.2)

   1. The first paragraph states that “[t]he security selection process used to determine the Trust’s portfolio was selected [five] business days prior to the date of deposit.” Revise this sentence to clarify that the securities, as opposed to the security selection process, are selected five days prior to the date of deposit. Further, the disclosure indicates that portfolio securities are selected “as of” the Security Selection Date: what is the significance of this statement?

   Response: The language has been revised in response to your comment.

   2. The first paragraph also states that “[t]he final Trust portfolio consists of securities of BDCs, REITs and other financial institutions.” Clarify whether the Trust will invest “primarily” in BDCs and REITs as stated in the first paragraph of the Principal Investment Strategy. If this is the case, explain what is meant by “primarily” and disclose whether the Trust has any target percentages for each type of securities held. Specify what is meant by “other financial institutions.”

   Response: The language has been revised in response to your comment. The Trust does not have set target percentages for each type of security held, but based on current market conditions expects to invest at least 65% of its assets in securities of BDCs and REITs.

   3. The second paragraph states that “[t]he security selection process begins by identifying an initial universe of securities traded on at least one North American securities exchange.” Such a universe of securities would include securities which are not BDCs, REITs nor other financial institutions. Provide more specificity as to the types of securities will make up the initial universe. Identify which North American securities exchanges will be considered.

   Response: The language has been revised in response to your comment. The Trust will consider securities for its portfolio that are listed on various exchanges, including but not limited to, the New York Stock Exchange, NASDAQ Stock Market, the Toronto Stock Exchange and the London Stock Exchange.

   4. In the Investment Criteria table, the third line under “Type” states “Other.” Clarify what types of investments will be included in the “other” category. See also comment 2 above.

   Response: The term “Other” has been replaced with the term “Financial Services Companies.”

    5. Footnote number one to the Investment Criteria table states that “[y]ield is calculated based on the issuer’s last dividend or interest payment annualized and divided by the security’s recent trading price.” Explain how this method of annualizing the issuer’s last dividend will take into account variations in the manner in which an issuer pays dividends. For example, the last dividend could have been a special dividend or a fourth quarter dividend, and annualizing such a dividend would inaccurately represent the actual dividends paid by the issuer over the last year. Explain why the Trust is using this approach rather than calculating yield based on the actual dividends paid and interest payments made over the most recent twelve months. Further, explain what is meant by “recent trading price” and why a specific date is not used.

   Response: The language has been revised in response to your comment.

   6. Footnote number two to the Investment Criteria table states that “[l]everage is calculated based on the issuer’s funded debt less unrestricted cash as reported in its most recent quarterly filing with the SEC divided by the issuer’s recent market capitalization.” Define the term “funded debt.” Explain why leverage is based only on funded debt and why basing leverage calculations on only funded debt would not result in distorted leverage calculations.

    Response: The language has been revised in response to your comment. Funded debt reflects the debt repayment obligation that a company has incurred and owes to its lenders, and excludes the undrawn portions of debt facilities, such as revolving credit lines.  Since no repayment obligation exists until such debt is drawn, the Trust believes that it is not appropriate to include unfunded debt in the leverage calculation.

   7. Footnote three to the Investment Criteria table states that “[l]iquidity is calculated based on the intended size of an investment in a given security divided by its recent market capitalization.” Revise this definition of liquidity to reflect the traditional understanding that liquidity is based on the ability to convert assets into cash quickly.

   Response: The language has been revised in response to your comment.

   8. The last sentence states that “Prospect then evaluates each security and issuer on a variety of other factors.” This sentence does not enhance an investor’s ability to understand how the Trust will choose its investments. Revise and include all material factors that will be considered, and explain with specificity how the trust will determine which securities to purchase.

    Response: The language has been revised to clarify the selection process for the portfolio. After the initial screening based upon the quantitative investment criteria, Prospect may consider multiple factors to determine whether a security is appropriate for the portfolio.

Principal Risks (p. 4)

    9. Clarify whether the Trust will invest in non-traded BDCs or in initial public offerings of BDCs. If the Trust intends to invest in either, disclose the heightened risks associated with such investments, such as the risk of limited liquidity for non-traded BDCs and the risk that a BDC’s share price may fall after its initial public offering.

    Response: The Trust does not intend to invest in non-traded BDCs or in initial public offerings of BDCs.

   10. Clarify whether the Trust intends to invest in any foreign securities, such as overseas REITs. If foreign securities may account for more than 10% of portfolio assets, include as a principal risk appropriate disclosure regarding investing in foreign securities.

    Response: The Trust may invest in securities of foreign issuers. The “Principal Investment Strategy” section has been revised to reflect that securities held by the Trust may include U.S. and non-U.S. issuers. The Trust will include principal risk disclosure related to foreign securities if the Trust invests more than 10% of its portfolio assets in foreign securities.

   11. Delete the following excerpt from page 5 as it is not appropriate risk disclosure. “Leveraging could cause the net asset value of BDC common stock to increase more sharply than it could have had such BDC not been leveraged.”

    Response: The language has been revised in response to your comment.

    12. Consider moving the following excerpt from page 5 to the end of this section. “BDCs compete with other BDCs, a large number of investment funds, banks and other sources of financing to make their investments. Competitors may have lower costs or access to funding sources that cause BDCs held by the Trust to lose prospective investments if they do not match competitors’ pricing, terms and structure. As a result of this competition, there is no assurance that a BDC held by the Trust will be able to identify and take advantage of attractive investment opportunities or that they will fully be able to invest available capital.”

   Response: The language has been revised in response to your comment.

   13. The second to last paragraph on page 5 states that “BDCs may enter into hedging transactions and utilize derivative instruments such as forward contracts, options and swaps.” Provide additional disclosure on all material risks associated with the types of derivatives used by BDCs. See Letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute (July 30, 2010).

    Response: The language has been revised in response to your comment.

   14. The first full paragraph on page 6 states that “BDCs may issue options, warrants, and rights to convert to voting securities to its officers, employees and board members.” Elaborate on why this is a risk for BDC shareholders, for instance, the possible dilution of shares.

   Response: The language has been revised in response to your comment.

   15. Clarify whether the Trust’s portfolio BDCs will invest significantly in payment in kind debt. If so, include appropriate risk disclosure.

   Response: The Trust does not intend to invest in BDCs that invest significantly in payment in kind debt; however, the Trust may invest in such BDCs. Therefore, the relevant risk factor has been included in the Prospectus.

   16. In the last paragraph on page 6, add a statement to clarify that BDCs may invest in junk bonds and that such investments are riskier and have a greater likelihood of default.

   Response: The language has been revised in response to your comment.

   17. Move the following excerpt from page 8 to the strategy section, as it is not risk disclosure. “A REIT is a company that buys, develops, finances and/or manages income-producing real estate and related securities. Such companies may concentrate their investments in specific geographic areas or in specific property types, such as hotels, shopping malls, residential complexes, office buildings and mortgage securities.”

   Response: The language has been revised in response to your comment.

   18. The first full paragraph on page 9 states that “[s]ome of the risks associated with the financial sector are listed below.” Disclose all material risks of investing in the financial sector, including those associated with investing in “other financial institutions.”

   Response: We believe that the risk factor includes the material risks associated with the Trust being concentrated in the financial sector. The third sentence of the risk factor has been modified to reflect the disclosure of these material risks.

   19. The first full paragraph on page 8 also states that “[c]ompanies in the financial sector include banks, BDCs, REITs, insurance companies and investment firms.” Explain whether the Trust intends to invest in all of these types of companies. If this list includes types of companies in which the Trust will not invest, tailor this disclosure so that it is specific to the securities in which the Trust intends to invest. Further, define “investment firm.”

   Response: The language has been revised in response to your comment.

   20. The second paragraph on page 10 states “In addition, Prospect may recommend to the Sponsor that the Trust’s portfolio include a BDC managed by Prospect. If the Trust holds such a BDC, Prospect will receive compensation for managing the BDC, including incentive fees. Such compensation may create a conflict of interest.” In the last sentence, replace the word “may” with “will”. Explain whether an investment in a BDC managed by Prospect would be a prohibited affiliated transaction.

   Response: This language has been deleted from the Prospectus. The Trust will not invest in BDCs managed by Prospect.

    21. The second to last risk factor on page 10 states that “the stocks of BDCs as an industry traded…at near historic lows as a result of concerns over liquidity, leverage restriction and distributions.” Elaborate on this risk in a separate BDC-specific risk factor.

    Response: The language related to historical economic events has been deleted.

    22. The risk factors “Investing in the Trust units may involve a high degree of risk and is highly speculative” and “The Sponsor does not actively manage the portfolio” are principal risks and should be relocated to the beginning of the risk factor section.

   Response: The language has been revised in response to your comment.

Fee Table (p. 12)

   23. Disclose the fee paid to Prospect for its services as a portfolio consultant in the Annual Fund Operating Expenses table.

   Response: As noted in footnote 5, the portfolio consulting fee is included in the estimated organization costs. The portfolio consulting fee will be disclosed in Part B (p. B-20) of the Prospectus.

Prospectus Part B

Buying Units (B-1)

   24. Revise the “Distribution of Units” caption on page B-5 to clarify that this section refers to the payments made to broker-dealers for the distribution of units.

   Response: The language has been revised in response to your comment.

    We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren__________

Morrison C. Warren